United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Amyris, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03236M101
(CUSIP Number)

Hugh C. Welsh
Koninklijke DSM N.V.
Het Overloon 1
6411 TE Heerlen
The Netherlands
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M101	13D	Page 1 of 3 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 17, 2017 (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Amyris, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

Quota Purchase Agreement

On November 17, 2017, the Issuer and AB Technologies LLC, a wholly owned subsidiary of the Issuer, entered into a Quota Purchase Agreement (the “QPA”) with DSM Produtos Nutricionais Brasil S.A. (“DSM Produtos”), an affiliate of the Reporting Persons. Pursuant to the QPA, DSM Produtos agreed to purchase all of the quotas of capital stock of Amyris Brasil Ltda. (“AB”) from the Issuer for a price of $30,650,000 (the “Purchase Price”), subject to certain adjustments.

In connection with the closing of the transactions contemplated by the QPA (the “Closing”), DSM Produtos will repay certain indebtedness of AB outstanding as of the Closing, which amount will be deducted from the Purchase Price, and the Issuer will borrow $25,000,000 from DSM Finance B.V., an affiliate of the Reporting Persons, under a credit agreement.

The Closing is subject to several conditions, including the completion of the reorganization of AB. Subject to certain exceptions and cure periods, either party may terminate the QPA if (i) a governmental order enjoining the transactions contemplated by the QPA has become final, (ii) the other party has breached any of its representations, warranties or covenants in the QPA that would cause the failure of a Closing condition, or (iii) the Closing has not occurred by March 31, 2018.

The foregoing description of the QPA does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Statement and incorporated herein by reference.

CUSIP No. 03236M101	13D	Page 2 of 3 Pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by the following:

Exhibit Number	Description
4
Quota Purchase Agreement, dated November 17, 2017, by and between Amyris, Inc., AB Technologies LLC and DSM Produtos Nutricionais Brasil S.A. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 24, 2017).

CUSIP No. 03236M101	13D	Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 29, 2017

DSM International B.V.

By:	/s/	Hugh Welsh
Name:		Hugh Welsh
Title:		President, DSM North America

KONINKLIJKE DSM N.V.

By:	/s/	Hugh Welsh
Name:		Hugh Welsh
Title:		President, DSM North America